Certificate of Amendment of the

Certificate of Incorporation of

Great American Group, Inc.,

a Delaware corporation

The undersigned hereby certifies that:

One: He is the duly elected and acting Chief Executive Officer of Great American Group, Inc., a Delaware corporation (the “Corporation”).

Two: The Certificate of Incorporation of the Corporation was originally filed in the Office of the Secretary of State of the State of Delaware on May 7, 2009. A Certificate of Amendment to the Certificate of Incorporation was filed in the Office of the Secretary of State of the State of Delaware on May 30, 2014.

Three: Article Six.B. and Article Six.C of the Certificate of Incorporation of the Corporation shall be amended by deleting such sections in their entirety and substituting the following therefore:

“B. TERMS OF OFFICE

Each director elected after the filing and effectiveness of this Certificate of Amendment of the Certificate of Incorporation pursuant to the Delaware General Corporation Law (the “Effective Date”), shall be elected to hold office for a one-year term expiring at the next annual meeting of stockholders. For the avoidance of doubt, each person appointed by the directors of the Corporation or elected by the stockholders of the Corporation to the Board of Directors before the Effective Date shall serve for the full term to which he or she was appointed or elected. Accordingly, (i) at the 2015 annual meeting of stockholders, the directors whose terms expire at that meeting shall be elected to hold office for a one-year term expiring at the 2016 annual meeting of stockholders, (ii) at the 2016 annual meeting of stockholders, the directors whose terms expire at that meeting shall be elected to hold office for a one-year term expiring at the 2017 annual meeting of stockholders, and (iii) at the 2017 annual meeting of stockholders and each annual meeting of stockholders thereafter, all directors shall be elected to hold office for a one-year term expiring at the next annual meeting of stockholders. All directors shall hold office until the expiration of the term for which elected, and until their respective successors are elected, except in the case of the death, resignation, or removal of any director. No decrease in the number of directors shall have the effect of shortening the term of any incumbent director.

C. VACANCIES

Subject to the rights of the holders of any class or series of Preferred Stock then outstanding, newly-created directorships resulting from any increase in the authorized number of directors, or any vacancies in the Board of Directors resulting from death, resignation, disqualification, removal or other cause shall be filled solely by a majority of the total number of directors then in office, even if less than a quorum, or by a sole remaining director. Any director elected by the Board of Directors to fill any vacancy shall be appointed for a term expiring at the succeeding annual meeting of stockholders and shall hold office until a successor is duly elected and qualified or until his or her earlier death, resignation or removal.”

Four: This amendment of the Certificate of Incorporation herein certified has been duly adopted by the Board of Directors and stockholders of the Corporation in accordance with the provisions of Sections 222 and 242 of the General Corporation Law of the State of Delaware.

[Remainder of Page Left Intentionally Blank]

In Witness Whereof, this Certificate of Amendment has been executed as of this 7th day of October, 2014.

Great American Group, Inc.

By: /s/ Bryant R. Riley__________________________

Name: Bryant R. Riley

Title: Chairman and Chief Executive Officer